United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Larry Spirgel
Assistant Director

May 28, 2010

Re:	Central European Media Enterprises Ltd.

Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010 (“2009 Form 10-K”)

File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of May 4, 2010 regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the Staff comments in italicized type and followed each comment with our response.

Division of Corporation Finance
May 28, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

VI. Critical accounting policies and estimates

Impairment of goodwill, indefinite lived assets and long-lived assets, page 105

1.
We note that goodwill represents 39% or more of your assets as of December 31, 2009 and that 82% of the goodwill is attributed to the Czech Republic reporting unit.  We also note your disclosures on page 107 that an adverse change of less than 10% in the Czech Republic reporting unit will result in impairment.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for the Czech Republic reporting unit if at risk of failing step one of the goodwill impairment test:

•         Percentage by which fair value exceeded carrying value as of the most recent step-one test
•         Amount of goodwill allocated to the unit
•         Description of the methodology used to determine fair value
•         Description of key assumptions used and how the key assumptions were determined
•         Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Response:

We acknowledge the need to provide investors with sufficient information about our insights and assumptions with regard to the recoverability of goodwill and we will aim to continue to provide such relevant disclosures in future filings where necessary.

The economic uncertainty that affected the global financial markets and banking system in 2009 had an adverse impact on economic growth in our operating countries in Central and Eastern Europe. Various macroeconomic indicators, a reduction in the short and medium term projections for our markets by external analysts alongside a significant drop in the price of our Class A common stock caused us to perform two separate impairment tests for the first and second quarters of 2009. We describe the first and second quarter impairment tests performed and the result of both of these impairment tests in detail in Note 4 “Goodwill and Intangible Assets” of our financial statements on pages 138-146. The amount of goodwill allocated to each reporting unit is specified in the charts, included at pages 137-138 and our methodology, key assumptions and uncertainties are described in detail in Note 4 at pages 140 to 145.

In the second half of 2009, our share price had stabilized, the global economic conditions had improved slightly and there was an improvement in market participants’ sentiment about future economic performance in the Central and Eastern European markets. We performed our annual impairment test in the fourth quarter of 2009 which did not result in any further impairment charges.

Division of Corporation Finance
May 28, 2010

We acknowledge that the discussion in the Critical Accounting Policies section of the Management Discussion and Analysis (“MD&A”) section could have been enhanced by inclusion of a reference to Note 4 to our financial statements for a discussion of the specific methodologies, assumptions and uncertainties utilized in assessing goodwill, and we propose to include such a reference in our future filings.

None of our reporting units were at risk of impairment at the time of our annual impairment test, and will include a statement to that effect in our future filings.  The tabular disclosure on page 107 shows the percentage change in the most significant inputs to our valuation models (as opposed to the percentage change in the fair value of the reporting units).   Our Czech Republic reporting unit was the most sensitive to changes in those inputs; however the fair value of the reporting unit exceeded the carrying value by 42.4%.

Note 15. Income taxes, page 161

2.
We note that income (loss) from continuing operations before income taxes includes $130,185,000 income attributable to your domestic operations and $240,923,000 loss attributable to your foreign operations.  We also note that the $3,196,000 total tax benefit for 2009 consists primarily of a $19,003,000 current foreign income tax provision and a $22,565,000 million deferred tax benefit.  Tell us and discuss in your MD&A, the reasons for the significant difference between your taxable income and GAAP operating income for your domestic operations. Also, tell us and quantify in your MD&A, the impact that the jurisdictional differences in tax rates as noticed in your reconciliation of the effective income tax rate on page 163, had in your 2009 current and deferred total income tax benefit of $3,193,000.  Provide us with your proposed disclosure.

Response:

Our domestic income tax expense is relatively low because our domestic income mainly comprises intercompany dividends which are not taxable in the Netherlands.  This is a permanent difference and is offset by an equivalent amount within foreign operations, as no deduction is available for the distribution of dividends.  The only other sources of domestic income are interest income and foreign exchange gains, both of which are taxable in the Netherlands.

We propose to augment our existing disclosures in MD&A by including expanded quantitative disclosures within the Income Taxes footnote in future filings while continuing to highlight any unusual or one-time events that have impacted the provision for income taxes in a particular year.  The additional information we are proposing to add would have no context in MD&A without providing significant repetition of information included within our Income Taxes footnote, whereas we believe that incorporating this additional quantitative information by reference would provide readers with additional information in an appropriate context.

The first additional disclosure would be a commentary on the components of domestic and foreign income from continuing operations before income taxes, immediately below the tabular analysis on page 161. The following is an expanded quantitative disclosure explaining the domestic and foreign components of income from continuing operations before income taxes for the year ended December 31, 2009:

Division of Corporation Finance
May 28, 2010

"Included in domestic income for 2009 is US $89.7 million of intercompany dividend income, with an equivalent expense included within foreign income.  These dividends are neither taxable in the Netherlands nor deductible in the foreign entity.”

As shown in the reconciliation of effective income tax rate on page 163, jurisdictional differences in tax rates reduced our tax credit by $25.5 million.  These differences arose mainly in Bulgaria (US $21.3 million) where the impairment charge and operating losses are relieved at the Bulgarian tax rate of 10% as opposed to the Netherlands tax rate of 25.5%.  In 2009, the provision for income taxes also benefited from the release of valuation allowances as we utilized brought forward losses.

We propose to include further quantitative disclosures within the Income Taxes footnote in future filings, immediately below the reconciliation of effective income tax rate on page 163.  The following is an expanded quantitative disclosure explaining the domestic and foreign components of income from continuing operations before income taxes for the year ended December 31, 2009:

"Of the total jurisdictional differences of US$ 25.5 million, US $21.3 million arose in Bulgaria where the impairment charge and operating losses are relieved at the Bulgarian tax rate of 10% as opposed to the Netherlands tax rate of 25.5%.”

*****

We are available to discuss any of the foregoing at your convenience, please contact David Sturgeon with any additional comments by telephone at 011 44 20 7127 5800, by facsimile at 011 44 20 7127 5801 or by email at dave.sturgeon@cme-net.com.

Yours sincerely,

/s/ David Sturgeon

David Sturgeon
Deputy Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Ivette Leon, US Securities and Exchange Commission
Carlos Pacho, US Securities and Exchange Commission
Graham Richardson, Deloitte LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, CME